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                                                                      EXHIBIT 99

                     LONG ISLAND LIGHTING COMPANY LETTERHEAD


                                                May 1997

                    NEW PROSPECTUS ENCLOSED - PLEASE READ

Dear Participants in LILCO's Automatic Dividend Reinvestment Plan:

Effective June 1, 1997, Long Island Lighting Company will be replacing the current Automatic Dividend Reinvestment Plan with a new stock plan, the Investor Common Stock Plan (the new Plan), that will offer investors greater flexibility and convenience.

With the new Investor Common Stock Plan you may:

     Reinvest all or part of your cash dividends to purchase additional LILCO Common Stock.

     Make Optional Cash Investments on a monthly basis, with a minimum invest-ment of $50 but not more than $150,000 per year. Electronic transfer of funds from your bank account is also available at your election.

     Deposit your LILCO Common Stock certificates into the Plan through the safekeeping feature. Once they become Plan shares, you may transfer or sell these shares through the Plan in a convenient and economical manner.

Please read the enclosed prospectus for the Long Island Lighting Company Investor Common Stock Plan carefully and retain it for future reference. The prospectus contains complete information concerning the Plan in a simple, question and answer format.

AS A CURRENT PARTICIPANT, YOU WILL AUTOMATICALLY BE ENROLLED IN THE NEW PLAN AND NO ACTION IS REQUIRED BY YOU UNLESS YOU WISH TO CHANGE YOUR INVESTMENT OPTION.

The investment options available to you include a) Full Dividend
Reinvestment, b) Partial Dividend Reinvestment or c) Optional Cash Investments Only. These options are more fully described in the prospectus (see answer to question 9).

If you wish to change your investment option or take advantage of some of the new, convenient features offered in the Investor Common Stock Plan, simply fill out and sign the authorization form and return it to The Bank of New York, the Plan Administrator, using the enclosed envelope.

To make optional cash investments through the electronic transfer of funds from your bank account, you must fill out and sign the enclosed Automatic Monthly Electronic Funds Transfer Form and attach a voided blank check or deposit slip from you bank account.

IF YOU DO NOT WISH TO CHANGE ANY ASPECT OF YOUR CURRENT PARTICIPATION AT THIS TIME AND WISH TO CONTINUE REINVESTING ALL OF YOUR DIVIDENDS, NO ACTION IS REQUIRED BY YOU. Your participation in the Investor Common Stock Plan is entirely voluntary, and you may terminate your participation at any time by contacting The Bank of New York through written instruction as described in the prospectus (see answer to question 25).

Your continued interest in Long Island Lighting Company is greatly appreciated and we thank you for your support. If you need any additional information or have any questions about the Plan, please call our Plan Administrator, The Bank of New York, at 1-800-524-4458.

                                         Sincerely,

                                         William J. Catacosinos
                                         Chairman and Chief Executive Officer


Enclosure